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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53117

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Cammack LaRhette Brokerage, Inc.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 William Street, Suite 215
(No. and Street)

Wellesley	**MA**	**02481**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Volo — **781-997-1426** (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Dannible & McKee, LLP
(Name - if individual, state last, first, middle name)

Financial Plaza 221 So. Warren Street	**Syracuse**	**NY**	**13202**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

FEB 28 2020

Washington, DC

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Volo, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Cammack LaRhette Brokerage, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN K. ARNOLD
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
MY COMMISSION EXPIRES 5/23/2025

Signature

PRESIDENT
Title

Susan Arnold
Notary Public

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [√] (d) Statement of Cash Flows
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [√] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [√] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Independent Auditors' Report:

CAMMACK LARHETTE BROKERAGE, INC.
(An S corporation)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS		
Current Assets		
Cash and cash equivalents (Note 1)	$	162,267
FINRA deposit		2,727
Distribution fees receivable (Note 1)		30,906
Prepaid expenses		9,277
Total assets	$	205,177
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Accrued expenses	$	13,000
		13,000
Stockholder's equity		
Common stock, $1 par value,		
1,000 shares authorized,		
100 shares issued and outstanding		100
Retained earnings		192,077
Stockholder's equity		192,177
Total liabilities and stockholder's equity	$	205,177

The accompanying footnotes are an integral part of these financial statements.

CAMMACK LARHETTE BROKERAGE, INC.
(An S corporation)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues:	
Recurring flat fee / commissions	$ 428,373
Recurring consulting	(13,124)
Total Revenue	415,249
Expenses:	
General and administrative	63,159
Business development	16,070
Total Expenses	79,229
Income before other expenses and income taxes	336,020
Other expenses:	
Management fees (Note 2)	(220,000)
Income before income taxes	116,020
Provision for income tax expenses:	
Current State and Local	381
Net Income	$ 115,639

The accompanying footnotes are an integral part of these financial statements.

CAMMACK LARHETTE BROKERAGE, INC.
(An S Corporation)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Shares	Stock Amount	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2018	100	$ 100	$ 146,438	$ 146,538
Stockholder's distributions (Note 2)			(70,000)	(70,000)
Net income			115,639	115,639
Balance at December 31, 2019	100	$ 100	$ 192,077	$ 192,177

The accompanying footnotes are an integral part of these financial statements.

CAMMACK LARHETTE BROKERAGE INC.
(An S Corporation)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Cash from operating activities:	
Net income	$ 115,639
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in FINRA Deposit	(426)
Decrease in distribution fees	13,124
Decrease in prepaid expenses	7
Decrease in accrued expenses	(1,555)
Total adjustments	11,150
Net cash provided by operating activities	126,789
Cash used in financing activities:	
Stockholder's distributions	(70,000)
Net increase in total cash	56,789
Cash at beginning of the year	105,478
Cash at end of the year	$ 162,267

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITY:	
Income taxes paid	$ 381

The accompanying footnotes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS:

NOTE 1 – Summary of significant accounting policies:

Cammack LaRhette Brokerage, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC), and the Financial Regulatory Authority, Inc. (FINRA). The Company is incorporated in the Commonwealth of Massachusetts, effective February 1, 2007, and became a wholly-owned Subsidiary of Charles W. Cammack Associates, Inc. ("the Parent"), pursuant to an acquisition. The Company provides hospitals and other similar non-profit and for-profit groups with pension plan design, implementation and ongoing pension-related services. The Company earns all of its revenues from other broker-dealers and direct consulting.

Revenue recognition – Commissions are computed:

1) as a percentage of the amount of funds that the employee/employer of the Company's clients invests in their retirement accounts:

2) as a percentage of the total assets invested by the employee and employer: and

3) fixed fee charges. The amounts are paid to the Company by vendors that sell investment products to the Company's clients.

Cash and cash equivalents - For purposes of the statement of cash flows, the Company considers all short-term investments with a maturity of three months or less, when purchased, to be cash equivalents.

Receivables and credit policies – Distribution fees receivables are unsecured customer obligations, which are due under normal trade terms requiring payment within thirty days from the invoice date. Interest is not accrued on outstanding receivables.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will be collected. At December 31, 2019, management believes that an allowance for doubtful accounts is not required.

NOTE 1 – Summary of significant accounting policies (continued):

Concentration of credit risk – The majority of the Company's income is derived from the distribution fees earned from sales of products by a select group of investment companies. In 2019, approximately 32% of distribution fees earned came from two customers. Outstanding receivables at December 31, 2019, are due primarily from investment companies and are unsecured. Cash amounts held by financial institutions are insured by the Federal Deposits Insurance Corporation (FDIC). Balances in excess of the FDIC insurance are subject to normal credit risk.

Subsequent events – Management has evaluated subsequent events through February 18, 2020, the date that the financial statements were available for issue.

Income taxes – For income tax purposes, the Company is a Qualified Subchapter S Subsidiary. In this regard, for Federal and most state and local purposes, the liability for Federal and certain state and local income taxes are passed through to the stockholder, whether or not the income giving rise to such taxes has been distributed. The Company is subject to certain state and local taxes. Cash paid for state and local income taxes was $381 in 2019.

The Company does not believe that there are any significant exposures from uncertain tax positions. The Company will include interest on income tax liabilities in interest expense and penalties in operations, if such amounts arise. The Company is no longer subject to examination by tax authorities for the closed tax years before 2016.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 2 – Related party transactions:

The Company has entered into a management agreement with the Parent. Management fees are charged in consideration of salaries, and certain operating expenses and other general and administrative expenses incurred on behalf of the Company. The Company was charged by the Parent $220,000 for management fees for the year ended December 31, 2019. The Company paid distributions to the Parent of $70,000 for the year ended December 31, 2019.

NOTE 3 – Net capital requirements:

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (SEC Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10-to-1).

The minimum net capital requirement is the greater of:

- 6 2/3% of aggregate indebtedness, or
- the minimum dollar requirement ($5,000).

At December 31, 2019, the Company had net capital of $149,267, which was $144,267 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.087 to 1 at December 31, 2019.

SCHEDULE I

CAMMACK LARHETTE BROKERAGE, INC.
(An S corporation)
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
PURSUANT TO RULE 15c3-1

DECEMBER 31, 2019

Net Capital:	
Total Stockholder's Equity	$ 192,177
Adjustments to Net Capital:	
Accounts receivable and other assets	(42,910)
Net Capital, as defined	$ 149,267
Less: Minimum net capital requirements at 6 2/3% of aggregate indebtedness ($5,000 if higher)	$ 5,000
Excess Net Capital	$ 144,267
Aggregate Indebtedness:	
Accrued expenses	$ 13,000
Ratio Of Aggregate Indebtedness To Net Capital	.087 to 1

NOTE: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

Review of Independent Registered Public Accounting Firm

CAMMACK LARHETTE BROKERAGE, INC.
(An S corporation)
EXEMPTION FROM SEC.1934 RULE 240.15c3-3
CUSTOMER PROTECTION RULE -
RESERVE AND CUSTODY OF SECURITIES REQUIRED BY
SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2019

To the best knowledge and believe of Cammack LaRhette Brokerage, Inc. (the Company), the Company is exempt from SEC.1934 Rule 240.15c3-3 – Customer Protection: Reserve and Custody of Securities for the year ended December 31, 2019.

The basis for this exemption is SEC.1934 Rule 240.15c3-3(k)(2)(i). The Company is allowed to have a "Special Account for the Exclusive Benefit of customers". All invested customer funds and securities (for which there were none during the year ended December 31, 2019) would be promptly deposited into that aforementioned "Special Account".

The Company has met the exemption provisions of SEC.1934 Rule 240.15c3-3(k)(2)(i) throughout the year ended December 31, 2019 without exception.

Michael Volo

President

Cammack LaRhette Brokerage, Inc.